ADDENDUM TO CONTRACT
Investment Advisory Contract

Contract dated August 26, 2010, between the Sector Allocation Model Fund Series of Institutional Investor Trust and Institutional Investor Advisers, Inc. (IIA) setting forth the terms under which IIA will serve as Investment Adviser for the Series.

It is agreed that the contract shall be extended from January 1, 2013 through December 31, 2013. All other terms and conditions of the original contract shall remain the same.

AGREED:

Institutional Investor Trust Sector Allocation Model Fund Series	Institutional Investor Advisers, Inc.
/s/ Marcia DeVries	/s/ Roland G. Caldwell, Jr.
By: Marcia DeVries Secretary	Roland G. Caldwell, Jr. President
December 21, 2012	December 21, 2012
Date	Date